Exhibit 3

Contact:
Robi Hartman
IIS, Intelligent Information Systems, Ltd.
011-972- 03-751-0007

FOR IMMEDIATE RELEASE

I.I.S. INTELLIGENT INFORMATION SYSTEMS LTD.

REPORTS APPROVAL BY SHAREHOLDERS OF
TERMINATION OF VOLUNTARY LIQUIDATION AND GRANT OF LOAN
TO WITECH COMMUNICATIONS

Ramat Gan, ISRAEL, April 19, 2007 - I.I.S. Intelligent Information Systems Ltd. (OTC : IISLF.PK).

I.I.S. Intelligent Information Systems Ltd. (“IIS” or the “Company”) today announced that the general meeting of shareholders duly convened and held on April 17, 2007 approved by an almost unanimous vote of a majority of the shareholders present and voting at the meeting, the termination of the voluntary liquidation of the Company.

The general meeting of shareholders also approved the nomination of. Robi Hartman, Aharon (Ronny) Jacobowitz and Alon Wullkan as directors of the Company and Philip Stein and Iris Weller as external directors in accordance with the Israeli Companies Law, the appointment Kesselman & Kesselman, a member of PriceWaterhouseCoopers as the Company's auditors for the fiscal year ending December 31, 2007 and authorized the Company to procure Directors and Officers insurance with coverage of up to $5,000,000 per event and up to $5,000,000 per annum in the aggregate, with an annual premium not to exceed $50,000.

Following the general meeting of shareholders, the newly-elected board of directors approved the grant of a loan to Witech Communications Ltd, an Israeli Company (“Witech”) in the amount of $1,500,000. This loan is due by January 31, 2008, it bears interest at the rate of LIBOR plus 5% per annum and is secured by a charge on all the assets of Witech, second only to a charge in favor of a lending bank to secure a loan made to Witech in the amount of approximately $400,000.

The Company is considering a merger with Witech, but this merger is still subject to due diligence by the Company, signature of definitive agreements, board of directors and shareholder approvals and approval from the Israeli tax authorities. Witech is engaged in the field of video transmission using proprietary wireless communications technology. Witech’s first product is a wireless video transmission system for use on roller coasters and thrill rides in amusement parks as well as other moving attractions (www.cdride.com ).

In addition, in the event that the contemplated merger is not consummated due to the failure of Witech and/or its shareholders to receive a favorable tax ruling, without releasing Witech from its obligation to repay the loan according to its terms, Witech will issue to IIS 5% of its issued and outstanding share capital, on a fully diluted basis and the interest on the loan will be increased to LIBOR plus10% (or the maximum rate permitted by law, whichever is lower) retroactively to the date it was provided to Witech. Furthermore, in case of default under the loan, IIS has the option to convert all outstanding amounts under the loan to shares of Witech at a pre conversion fully-diluted valuation of Witech of $5,000,000.

This release contains historical information and forward-looking statements. Statements looking forward in time are included in this release pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to be materially different from any future performance suggested herein. Further, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company's control. In the context of the forward-looking information provided in this release and in other releases and reports by the Company, please refer to the discussions of risk factors detailed in, as well as the other information contained in, the Company's filings with the Securities and Exchange Commission.